SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.
(Name of Subject Company)

OSG AMERICA L.P.
(Name of Person Filing Statement)

Common Units representing limited partner interests
(Title of Class of Securities)

671028 10 8
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel and Secretary
OSG America LLC
Two Harbour Place
302 Knights Run Avenue
Tampa, FL 33602
(813) 209-0600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert A. Profusek, Esq.
Andrew M. Levine, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
(212) 326-3939

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is OSG America L.P., a Delaware limited partnership (the "Partnership"). The principal executive office of the Partnership is located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602, and its telephone number is (813) 209-0600.

Securities

        This Statement relates to the common units of the Partnership representing limited partner interests (the "Units"). OSG America LLC, the general partner of the Partnership (the "General Partner"), has informed the Partnership that there were 15,004,500 Units issued and outstanding as of November 5, 2009.

Item 2.    Identity and Background of the Filing Persons.

Name and Address

        The Partnership is filing this Statement and is the subject company of the Offer. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

        The Partnership is a so-called master limited partnership, formed in 2007 by Overseas Shipholding Group, Inc. ("OSG") in connection with the Partnership's initial public offering of Units. The IPO was completed in November 2007. OSG and its affiliates currently own 8,000,435 (53.3%) of the outstanding Units, as well as 15,000,000 (100%) of the Partnership's subordinated units and a 2% general partner interest and associated incentive distribution rights, representing an aggregate of approximately 77.1% of the economic interests of the Partnership. The Partnership is managed and operated by the General Partner, which is a wholly owned subsidiary of OSG.

Tender Offer

        This Statement relates to the tender offer by OSG Bulk Ships, Inc., a New York corporation and a wholly owned subsidiary of OSG ("OSG Bulk" and, together with OSG, the "Bidder"), to purchase any and all Units validly tendered in response to the offer at a price of $10.25 per Unit, in cash, without interest (the "Offer Price"). The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), dated November 5, 2009 (the "Offer Commencement Date"), and the related letter of transmittal (which, as may be amended or supplemented from time to time, together with the exhibits thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement. The Offer is described in a Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO") filed by the Bidder with the Securities and Exchange Commission (the "SEC") on the Offer Commencement Date. The Offer to Purchase provides that the Offer will remain open until 11:59 p.m., New York City time, on December 4, 2009, unless extended by the Bidder.

        The Offer to Purchase states that, among other things, the Offer is conditioned on there being validly tendered and not withdrawn more than 4,003,166 Units in the Offer (such condition, the "Minimum Tender Condition"). If the Minimum Tender Condition is satisfied, the tendered Units, together with the Units already owned by the Bidder and its affiliates, would represent at least 12,003,600 Units, which is more than 80% of the Units outstanding upon expiration of the Offer. The Offer to Purchase states that the Minimum Tender Condition may not be waived by the Bidder. The Offer to Purchase further states that, after completion of the Offer, the Bidder plans to exercise its right to acquire (the "Repurchase Right") all of the remaining Units that were not tendered in the

Offer pursuant to Section 15.01 of the Amended and Restated Agreement of Limited Partnership of OSG America L.P. (the "Partnership Agreement") at a price per Unit not less than the Offer Price.

        If the Repurchase Right is exercised, the Bidder will mail to each holder of Units who did not tender its Units in the Offer a notice of the Bidder's election to exercise the Repurchase Right. In such event, each holder will receive, for each Unit, the greater of (1) the current per Unit market price (based on the average daily closing prices of the Units for the 20 consecutive trading days immediately prior to such date) as of the date three days prior to the date that the notice is mailed and (2) the price paid in the Offer. The Offer to Purchase states that the Bidder plans to exercise the Repurchase Right at such time as the price per Unit it is required to pay under the Partnership Agreement equals the Offer Price. The Bidder has also stated that, if the Offer is completed and the Repurchase Right is exercised, the Partnership will terminate registration under the Securities Exchange Act of 1934 and will cease filing periodic reports with the SEC. As a result, the Units would no longer be listed on the New York Stock Exchange ("NYSE") or authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

        The Offer to Purchase states that the address of the principal executive offices of OSG and OSG Bulk is 666 Third Avenue, New York, New York 10017.

        All information set forth in this Statement or incorporated by reference into this Statement about OSG, OSG Bulk, the General Partner (other than the Conflicts Committee of the Board of Directors of the General Partner (the "GP Board")) or their respective affiliates, as well as actions or events respecting any of them and the Offer, was obtained from reports or statements filed by OSG or OSG Bulk with the SEC, including the Schedule TO and the Offer to Purchase, or information furnished to the Partnership by OSG. Neither the Conflicts Committee of the GP Board nor the Partnership has verified, or takes any responsibility for, the accuracy or completeness of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest and Transactions with the Bidder and its Affiliates

        The Conflicts Committee of the GP Board is comprised of directors not employed by the Bidder whom the GP Board has determined to be independent under applicable NYSE rules. The GP Board has seven members, three of whom, Steven T. Benz, James G. Dolphin and Kathleen C. Haines, are members of the Conflicts Committee and four of whom are executives of OSG or the General Partner. The Committee is authorized to review and act upon matters referred to it where a conflict of interest exists between OSG (on the one hand) and the Partnership or its partners (on the other hand). In respect of the Offer, the Committee was authorized to consider and evaluate the proposal from OSG; however the Offer was not conditional on the approval of the Conflicts Committee.

        The Conflicts Committee was aware of the conflict between the Bidder's interest in purchasing Units at the lowest price that a sufficient number of Unitholders would accept to satisfy the Minimum Tender Condition, and the Unitholders' interests in retaining an equity interest in the Partnership or, if the Units were to be sold, receiving the highest reasonably available price. As set forth in "—Interests of the General Partner's Executive Officers and Directors" below, each of the members of the Committee receives compensation for service as a member of the GP Board and owns Units. The Committee was aware of and considered these interests together with the other matters referred to below.

        To the knowledge of the Conflicts Committee, the Partnership has not entered into any agreement with the Bidder or any of its affiliates relating to the Offer.

        Certain information relating to agreements, arrangements or understandings and actual and potential conflicts of interest between the Partnership and the Bidder (including the Bidder's affiliates) and between the Partnership and the General Partner's officers and directors is set forth in the sections of the Offer to Purchase captioned "Special Factors—Conflicts of Interest and Transactions with Affiliates—Conflicts of Interest with Respect to the Offer" and in "Special Factors—Conflicts of

Interest and Transactions with Affiliates—Transactions with Affiliates," which are incorporated by reference herein.

Interests of the General Partner's Executive Officers and Directors

        Executive Compensation.    Because the Chairman of the GP Board, Morten Arntzen, the General Partner's President and Chief Executive Officer, Myles R. Itkin, and the General Partner's Chief Financial Officer, Henry P. Flinter, are employees of OSG or OSG Ship Management, Inc. ("OSGM"), their compensation is set and paid by OSG or OSGM and the Partnership reimburses OSG for time they spend on Partnership matters. Officers and employees of the General Partner or its affiliates participate in employee benefit plans and arrangements sponsored by OSG, the General Partner or their affiliates, including plans that may be established in the future, and do not receive separate compensation or benefits from the Partnership.

        Compensation of Directors.    Members of the GP Board who are not members of the Conflicts Committee (Morten Arntzen, Myles R. Itkin, Henry P. Flinter and Robert E. Johnston) do not receive additional compensation for their service as directors. Non-employee members of the GP Board receive a director fee of $30,000 per year as well as a grant of 750 Units under the OSG America L.P. 2007 Omnibus Incentive Compensation Plan, which vest ratably over three years ("Unit Awards"). Members of the audit, conflicts and corporate governance committees, the three standing committees of the GP Board, each receive a committee fee of $5,000 per year per committee, and the chair of each of these committees receives an additional fee of $5,000 per year for serving in that role. Directors do not receive meeting fees, but are reimbursed for out-of-pocket expenses in connection with attending meetings of the GP Board or committees. Each director is fully indemnified by the Partnership for actions associated with being a director.

        The following table sets forth a summary of the compensation paid to non-employee directors in 2008:

Name	Fees Earned or Paid in Cash ($)(1)	Unit Awards ($)(2)	Total ($)
Steven T. Benz	$50,000	$5,040	$55,040
James G. Dolphin	$50,000	$5,040	$55,040
Kathleen C. Haines	$50,000	$5,040	$55,040

(1)
Consists of annual GP Board fees, committee fees and committee chair fees.

(2)
Unit awards represent the dollar amount recognized by the Partnership for financial statement reporting purposes with respect to 2008 for the fair value of restricted units granted in 2007 and 2008 in accordance with SFAS 123R. Fair value of unit awards is calculated as the closing price of the Units on the date of grant for the 2008 awards and the Partnership's initial public offering price for the 2007 awards.

        In connection with OSG's proposal to acquire the Units, the GP Board approved the payment of a one-time non-refundable additional fee to the non-employee directors. The amounts were $50,000 for each of Mr. Benz and Ms. Haines and $75,000 for Mr. Dolphin, as Chairman of the Conflicts Committee. Such amounts were payable regardless of the outcome of the Committee's review of the proposal.

        If the Offer is successful and the Repurchase Right is exercised, the members of the Committee will not continue to serve as members of the GP Board and, as such, will no longer receive any compensation from the General Partner or the Partnership. In addition, the Units they own (including any unvested Units awarded to them for their service on the GP Board) will be acquired by the Bidder at the price paid to other Unitholders.

        Unit Ownership.    The following table sets forth the number of Units owned by the members of the Conflicts Committee and Henry P. Flinter, the other member of the GP Board who is not a director or executive officer of OSG or OSG Bulk, in each case as of the date of this Statement. Each of the following individuals owns less than 1% of the outstanding Units.

Name	Common Units(1)	Unvested Unit Awards
Steven T. Benz	8,900	1,250
James G. Dolphin	11,500	1,250
Kathleen C. Haines	2,400	1,250
Henry P. Flinter	6,859	—

(1)
Includes unvested Unit Awards.

        Excluding Unit Awards, the weighted average purchase price per Unit of the Units held by the members of the Conflicts Committee were: Mr. Benz: $13.50 per Unit; Mr. Dolphin: $12.67 per Unit; and Ms. Haines: $11.61 per Unit. If the Repurchase Right is exercised, all unvested Unit Awards owned by these individuals will be purchased by the Bidder at the same price paid for other Units so purchased.

        The ownership interests of the executive officers and directors of OSG and OSG Bulk in the Partnership are set forth in the section of the Offer to Purchase captioned "Special Factors—Conflicts of Interest and Transactions with Affiliates—Interests in Securities of the Subject Company," which is incorporated by reference herein.

        For a more detailed discussion of the Partnership's transactions with affiliates and the various agreements that govern the contractual relationships between the Partnership and OSG and its affiliates, see "Executive Compensation" and "Certain Relationships and Related Transactions, and Director Independence" in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and in the Partnership's Quarterly Reports on Form 10-Q for the three months ended March 31, 2009 and June 30, 2009.

Item 4.    The Solicitation or Recommendation.

Determination and Recommendation of the Conflicts Committee

        The Conflicts Committee has determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to the Bidder pursuant to the Offer.

Background of the Offer

        The Partnership is the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products. It was formed in 2007 by OSG, a market leader in providing global energy transportation services. In November 2007, the Partnership completed an IPO of 7,500,000 Units at a public offering price of $19.00 each, resulting in net proceeds to the Partnership of $129.3 million. The Units are listed on the NYSE under the symbol "OSP." Due to deterioration in the shipping industry and general economic conditions in the United States since early 2008, trading prices for the Units have materially declined from the IPO price, down (1) 64% as of October 23, 2008, the date on which OSG first indicated to the Committee that it was contemplating a tender offer for the Units, (2) 73% as of December 23, 2008, the date on which OSG first indicated a potential price to a representative of the Conflicts Committee, and (3) 63% as of July 29, 2009, the date OSG publicly announced its intention to pursue the Offer.

        The Partnership's operating fleet of product carriers and barges consists of 23 vessels including 14 product carriers, eight articulated tug barges ("ATBs") and one conventional tug-barge unit, with an aggregate carrying capacity of approximately 6.8 million barrels.

        The majority of the Partnership's vessels transport refined petroleum products in the U.S. "coastwise" trade protected by the Merchant Marine Act of 1920 (the so-called "Jones Act") over four major trade routes from refineries located:

  •
  on the Gulf Coast to Florida, the Atlantic Coast and the West Coast;

  •
  on the West Coast to Southern California and Oregon;

  •
  on the East Coast to New England; and

  •
  in Alaska to the continental United States.

        The Gulf Coast to Florida trade route is the most active of these trade routes due to the concentration of refineries in the Texas-Louisiana area and absence of pipelines that service Florida. The Partnership also provides lightering services on the East Coast by offloading crude oil from large crude-oil tankers and transporting it to refineries in the Delaware River Basin.

        The Offer to Purchase states that OSG began to evaluate strategic options for its investment in the Partnership during the first half of 2008. On October 23, 2008, OSG advised the Conflicts Committee that it was evaluating whether to offer to purchase all of the publicly held Units. OSG did not at that time indicate a proposed price for such a transaction.

        In November and December 2008, the members of the Conflicts Committee communicated on several occasions and interviewed a number of potential law firms and financial advisors to advise the Committee in the event that OSG determined to pursue an offer to purchase the publicly held Units. Thereafter, the Committee decided to engage Jones Day as its legal counsel and Lazard Frères & Co. LLC ("Lazard") as its financial advisor for this purpose.

        On December 23, 2008, Myles R. Itkin, the Executive Vice President and Chief Financial Officer of OSG and then Chief Financial Officer of the General Partner (Mr. Itkin is currently the Chief Executive Officer of the General Partner), telephoned James G. Dolphin, the Chairman of the Conflicts Committee. Mr. Itkin advised Mr. Dolphin of OSG's preliminary interest in acquiring through a tender offer all of the publicly held Units for $6.50 per Unit. Mr. Dolphin did not engage in negotiations regarding a potential transaction with Mr. Itkin during the conference call. Following the meeting, Mr. Itkin provided the Conflicts Committee a presentation that OSG's management had prepared relating to the proposal. The presentation included a review of the Partnership's purposes and current challenges, as well as OSG's view that Unitholders would maximize value through OSG's purchase of the publicly held Units.

        The Conflicts Committee met on January 13, 2009. Representatives of Jones Day and Lazard participated in the meeting. A representative of Jones Day advised the Committee as to its authority pursuant to the charter under which it was formed at the time of the Partnership's IPO, as well as the legal duties of the Committee members in connection with the possible transaction. Lazard presented a financial overview of the proposal and the Jones Act market generally. The Committee authorized Lazard and Jones Day to commence due diligence on the Partnership, which was carried out over the ensuing months. The Committee determined not to engage in discussions with respect to the price or any other terms of the possible tender offer or take any other action with respect to OSG's proposal in light of, among other things, the fact that trading prices for Units reported on the NYSE exceeded OSG's indicated price by mid-January 2009. It was also the consensus of the Committee that it would be a bad time for Unitholders to sell their Units to OSG in light of the extraordinarily turbulent conditions then prevailing in the capital markets generally. Mr. Dolphin advised Mr. Itkin of the Committee's determination not to take any action shortly after the Committee's January 13th meeting.

        There were no substantive discussions between OSG or the General Partner and members of the Conflicts Committee regarding a potential transaction until June 2009. However, over the next several months, Lazard and Jones Day conducted due diligence as directed by the Committee.

        On February 17, 2009, representatives of Lazard conducted due diligence meetings at the operational headquarters of the Partnership in Tampa, Florida with management of the General Partner. As part of its due diligence review, Lazard also prepared, at the direction of and in consultation with the Conflicts Committee, a model of possible future results of operations of the Partnership based on industry data which reflected a more optimistic view of spot rates in the Jones Act market in 2010 and 2011 than that which OSG management had communicated to Lazard and was reflected in management's internal forecasts. The model was developed as a tool to assist the Committee in seeking to negotiate a higher price for Unitholders, in the event that OSG renewed its interest in proceeding with an offer for the Units, and to assist in assessing management's forecasts in that event.

        OSG focused its efforts on completing negotiations with Bender Shipbuilding & Repair ("Bender") and achieving a settlement with American Shipping Company ASA and certain of its current and former affiliates (collectively, "AMSC"), in each case with respect to the delivery of certain vessels being built for OSG and the Partnership. Bender is a shipbuilder that was building ships for both OSG and the Partnership and that was experiencing financial difficulties in light of deteriorating shipping industry conditions. AMSC is a leasing company that was chartering vessels constructed by Aker Philadelphia Shipyard ASA ("APSI") to the Partnership and OSG and that was experiencing similar financial difficulties. In connection with its IPO, OSG granted the Partnership an option to bareboat charter up to two shuttle tankers being constructed by APSI from OSG at a price to be negotiated.

        On March 2, 2009, the Partnership publicly announced its operating results for the 2008 fiscal year. The Partnership reported a net loss of $54.5 million, due to noncash charges of $62.9 million for goodwill impairment and $21.1 million for vessel impairment. The Partnership's distributable cash flow was $54.8 million. The Partnership also announced that Bender would not be able to complete the six ATBs (for OSG) and two 8,000 horsepower tugboats (for the Partnership) being constructed by Bender due to Bender's poor financial condition. As a result, OSG and the Partnership were negotiating terminations of their respective contracts with Bender and their intention was to complete two of the six ATBs and two tugboats at alternative shipyards. The Partnership also announced a suspension of the on-going arbitration with AMSC and the signing of a nonbinding agreement in principle to settle its disputes with AMSC.

        On May 4, 2009, the Partnership publicly announced its operating results for the first quarter of 2009. The Partnership reported net income of $6.2 million, reflecting a restructuring charge of $2.0 million. The Partnership's distributable cash flow was $17.5 million. The Partnership also announced that the contracts with Bender had been terminated. In the conference call to review the Partnership's first quarter results, management of the Partnership lowered its guidance for distributable cash flow for 2009 from $53.6 million to $43 million and indicated that management was closely monitoring Jones Act developments and Partnership performance and their effect, if any, on the Partnership's cash distribution policy.

        During this period, OSG continued discussions with AMSC due to OSG's concern that material adverse developments in AMSC's and APSI's financial position and operations could adversely affect OSG and the Partnership, including delays in or failure of delivery of vessels.

        Messrs. Itkin and Dolphin met on June 17, 2009 at Mr. Itkin's request. At the meeting, Mr. Itkin expressed OSG's renewed interest in acquiring through a tender offer the publicly held Units at a price of $8.00 per Unit, 23% above the $6.50 price OSG had indicated in December 2008. During the meeting, Mr. Itkin provided a presentation that management had prepared relating to the proposal. The presentation included a review of industry conditions and challenges to the Partnership's business and risks to its distribution policy, as well as a summary of the $8.00 per Unit proposal. Mr. Dolphin did not engage in negotiations regarding a potential transaction with Mr. Itkin during the meeting.

        On June 18, 2009, the GP Board formally confirmed the Conflicts Committee's authority to consider and evaluate the proposal from OSG and ratified the Committee's retention of Jones Day and

Lazard. Prior to the meeting, representatives of the Committee requested that the Committee's authority permit the solicitation of alternative proposals and allow the Committee to implement measures, such as the adoption of a so-called poison pill, that could block OSG from acquiring additional Units. Representatives of OSG informed representatives of the Committee that OSG and its designees on the GP Board would not support these requests in light of the General Partner's Repurchase Right and other terms of the Partnership Agreement that contemplated their purchase of publicly traded Units, and that OSG viewed its ownership interest in the Partnership as a long-term strategic holding for OSG that OSG would not consider selling.

        During June and July of 2009, management of OSG provided Lazard additional due diligence information including at a meeting at the operational headquarters of the Partnership in Tampa, Florida with management of the General Partner.

        The Conflicts Committee met on July 7, 2009. Representatives of Jones Day and Lazard participated in the meeting. The Committee discussed OSG's June 17th proposal. A representative of Jones Day again reviewed the Committee's authority and other legal matters pertaining to the proposal. Lazard updated the Committee as to its work to date and also reviewed, among other things, the trading history of Units since the Partnership's IPO, and the levels at which Units had traded during that period.

        At its July 7th meeting, the Conflicts Committee also received a presentation from representatives of Jones Day regarding the material terms of the Partnership Agreement, the legal documents under which the Partnership was formed and which govern its operation, focusing on the preference that holders of Units have over the subordinated units held by OSG. In particular, the representatives of Jones Day noted that, should distributions for the Units be reduced or suspended, distributions on the Units, including both the publicly held Units and the 8,000,435 Units held by OSG and its affiliates, accrue at $0.375 per quarter, and must be paid before distributions on the subordinated units may be paid. During the course of the discussions of OSG's proposals from July through September 2009, the Committee, directly and through representatives of Lazard and Jones Day, took the position that OSG should accord substantial value to the subordination provisions in light of the fact that they provide that unpaid distributions accrue on the Units but do not accrue on the subordinated units held by OSG. The Committee recognized, however, that the subordination provisions were only one factor to be considered in its analysis of OSG's proposal, and representatives of OSG informed representatives of the Committee that they did not give as much weight to these provisions in OSG's own analysis.

        The Conflicts Committee met on July 16 and July 22, 2009. Representatives of Jones Day and Lazard participated in the meetings. The Committee received updates from Lazard as to its ongoing due diligence reviews. The Committee and its advisors discussed the fact that OSG management had indicated to Mr. Dolphin as the Chairman of the Committee that management was considering reducing or eliminating Partnership distributions in light of the Partnership's future prospects. The Committee discussed the potential negative impact on trading prices for the Units if the Partnership were to reduce or eliminate the distribution on Units for the second quarter of 2009. It was the consensus of the Committee that, in light of the Partnership's second quarter results of operations and OSG's proposal to acquire the Units at $8.00 per Unit, the Committee members should strongly advocate to the other members of the GP Board that distributions continue to be paid at the historical level despite concerns expressed by OSG management as to whether the Partnership's future results of operations would be sufficient to continue to maintain distributions at that level.

        On July 27, 2009, a telephonic meeting of the GP Board was held to discuss the feasibility of paying the regular quarterly distribution and the possibility of an OSG tender offer. Representatives of Jones Day and Simpson Thacher & Bartlett LLP ("Simpson Thacher"), counsel for the Bidder, participated at the meeting. In that meeting, representatives of OSG expressed the view that the distribution rate for Units should be reduced, possibly to zero, in light of the Partnership's future prospects. The members of the GP Board who were also members of the Conflicts Committee expressed the view that the Partnership should continue to pay distributions on the Units at the historical rate, primarily due to the Partnership's actual results of operations in the second quarter of 2009 and the Partnership's financial position. The Committee met separately in an informal meeting following the meeting of the GP Board with a representative of Jones Day to discuss the GP Board meeting and management's perspectives on distributions.

        On July 29, 2009, at the regular meeting of the GP Board, the GP Board approved the payment of the regular quarterly distribution of $0.375 to Unitholders. In the press release announcing the distribution, the Partnership indicated that the GP Board would continue to carefully evaluate the appropriate levels of future distributions. In the evening of July 29th, OSG sent the following letter to the Conflicts Committee stating among other things that OSG intended to commence a tender offer for the Units at $8.00 per Unit in cash:

  July 29, 2009

  Conflicts Committee of the Board of Directors
  OSG America LLC
  666 Third Avenue
  New York, New York 10017

  Ladies and Gentlemen:

  We are pleased to advise you that we intend to offer to acquire all of the outstanding common units of OSG America L.P. (OSP) that we do not currently own at a price per unit of $8.00 in cash. This offer represents a premium of approximately 12.7% over the closing price of the units on July 29, 2009, and a premium of approximately 11.1% over the average closing price of the units for the preceding 90 trading days.

  The tender offer will be conditioned upon, among other things, the tender of more than 4,003,166 common units, which is a majority of the units of OSP not owned by OSG and its affiliates. We expect that any units not acquired in the tender offer would thereafter be acquired by us through the exercise of our right to acquire any remaining units pursuant to Section 15.01 of the OSP limited partnership agreement. If we exercise this right, we will mail to each holder of units who did not tender their units in the tender offer a notice of our election to purchase their units and such holder will receive, for each unit, the price provided for in the OSG Partnership Agreement, which price is expected to be $8.00 cash per unit.

  We believe that our offer to acquire the public units of OSP represents an attractive opportunity for OSP unitholders to realize the value of their units at a significant premium to the recent unit price. There will be no financing contingency associated with the tender offer.

  We remain committed to the long term operation and ownership of our U.S. Flag business. Consequently, we have no interest in selling our significant stake in OSP to a third party.

  Although our offer will not be conditioned upon approval by the Conflicts Committee, OSG understands that the Conflicts Committee will carefully consider OSG's proposal and will make its recommendation to unitholders in a timely manner. Inasmuch as we intend to initiate our tender offer in late August, the Conflicts Committee will have sufficient time to consult its own legal and financial advisors (we understand that you have selected Jones Day and Lazard) and undertake a thorough analysis.

  A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.

  Sincerely yours,

  Morten Arntzen
  President and CEO
  Overseas Shipholding Group, Inc.

        Later in the day on July 29th, the Partnership publicly announced the receipt of the letter and included a copy of it in a press release. As reflected in its July 29th letter quoted above, OSG informed the Conflicts Committee that its proposed tender offer would not be conditioned on the Committee's approval, but would be subject to the Minimum Tender Condition that more than 4,003,166 Units are validly tendered.

        The Conflicts Committee met on July 31, 2009. Representatives of Jones Day and Lazard participated in the meeting. Representatives of Lazard reviewed the financial terms of the proposal and updated industry information previously reviewed with the Committee. Lazard also reviewed preliminary valuation analyses. It was the Committee's preliminary consensus that OSG's proposed $8.00 per unit price substantially undervalued the Units. The Committee also recognized that, while OSG's indicated price of $8.00 per Unit was substantially higher than the $6.50 per Unit price that OSG had indicated in December 2008, bidders ordinarily do not begin negotiations at their highest price and that the Committee should seek to determine whether OSG would increase its indicated price.

        On August 3, 2009, representatives of Lazard met with representatives of Evercore Group L.L.C. and Bank of America Merrill Lynch, the financial advisors to OSG, and informed them that the Conflicts Committee's preliminary view was that OSG's $8.00 per Unit indicated price substantially undervalued the Units. OSG's financial advisors informed Lazard that OSG and they disagreed and gave no indication that OSG would be willing to substantially increase its $8.00 per Unit indicated price. The Committee met later in the day on August 3rd to receive a report of the discussions at the meeting of the financial advisors. Representatives of Jones Day and Lazard participated in the meeting. The Committee directed Jones Day and Lazard to prepare for the Committee's consideration a draft written response to OSG's July 29th proposal.

        On August 5, 2009, the Partnership announced its cash flow and operating results for the quarter ended June 30, 2009. The Partnership reported net income of $4.7 million. The Partnership's distributable cash flow was $11.9 million.

        On the same date, OSG's President and Chief Executive Officer stated on OSG's earnings call for the quarter ended June 30, 2009 that he would recommend suspension of the full distribution on Units the next time the matter was reviewed by the GP Board.

        The Conflicts Committee met on August 5, 2009. Representatives of Jones Day and Lazard participated in the meeting. The Committee discussed whether to respond to OSG's July 29th proposal and, if so, what the response should be. It was determined that, prior to engaging in additional discussions with OSG or its advisors, it would be preferable to communicate the Committee's view in writing with respect to OSG's proposal. Accordingly, on August 6, 2009, a representative of Jones Day sent the following letter to OSG on behalf of the Committee:

  August 6, 2009

  Overseas Shipholding Group, Inc.
  666 Third Avenue
  New York, NY 10017

  Re:    OSG's July 29th Proposal

  Ladies & Gentlemen:

  The Conflicts Committee of the General Partner of OSG America LP ("OSP") has asked me to respond to your July 29, 2009 letter stating that Overseas Shipholding Group, Inc. ("OSG") intends to initiate a tender offer to acquire the publicly traded common units of OSP at a price of $8.00 per share, net to the seller in cash.

  The Conflicts Committee, the members of which are independent directors, has met on several occasions to consider OSG's proposal. In these meetings, the Committee carefully considered various factors, including the terms of the proposal, general economic conditions and conditions in the Jones Act petroleum products market, OSP's and other industry participants' performance, prospects and capital resources, developments affecting OSP's relationships with American Shipping Company ASA ("AMSC") and Bender Shipbuilding & Repair Co., Inc. ("Bender"), the initial public offering price of the common units in November 2007, historical trading prices for OSP common units and equity interests in other comparable companies and partnerships, the subordination and other terms of the agreement of limited partnership governing OSP and the terms of other comparable transactions. The Committee has also received advice from the Committee's independent legal and financial advisors relating to the proposal. Based on all of the foregoing, the Committee believes that the $8.00 per common unit price indicated in OSG's July 29th proposal substantially undervalues the common units.

  The Committee acknowledges that the effects of the current recessionary environment on the Jones Act petroleum products shipping market create near-term challenges for OSP. The Committee is also aware that issues surrounding AMSC and Bender and conditions in the financing markets create short-term uncertainties for OSP. However, the Committee believes that the indicated valuation of $8.00 per unit does not reflect OSP's strengths and opportunities, or its capital structure.

  OSP is and will remain the largest operator of U.S. flag product carriers and ocean-going barges transporting petroleum products. The Committee believes, similar to OSG, that OSP can generate attractive returns over the medium to long term. The Committee is aware that OSP management's current forecast shows that distributable cash flow in the second half of 2009 through 2010 will be below the minimum quarterly distribution on the common and subordinated units required for OSP to exit the subordination period, thereby preventing OSG from converting its subordinated units to common units. However, the Committee notes that, as of August 5th, management is projecting 98% distribution coverage for fiscal 2009 for all units, common and subordinated, which implies 130% and 149% coverage, respectively, on the common units for the third and fourth quarters of 2009. The Committee is also aware of the more optimistic tone that the Partnership's competitors are taking with regard to industry conditions over the medium to long term, that none of the Partnership's competitors has announced the reduction or suspension of distributions on common units and that a comparable Jones Act MLP just this week announced a common equity offering in the public markets. The Committee believes that the Partnership will be able to, and should, continue to make distributions at historical levels to common unitholders.

  In addition, it is the sense of the Committee that the proposed $8.00 per common unit proposed price does not give adequate weight to the preference that the common units, which are publicly traded, have over the subordinated units, which are not publicly traded. In particular, should distributions for the Partnership's common units be reduced or suspended, distributions on the common units accrue at 37.5 cents per quarter before distributions on the subordinated units (all of which are owned by OSG) may be paid. If the distributions are reduced or suspended, distributions do not accrue on the subordinated units.

  In summary, the Partnership's structure prevents OSG from accessing distributions on any of its subordinated units until a certain level of distributions have been paid, in cash, on all of the common units.

  Because OSG's July 29th proposal is an expression of intent, the Committee has not taken formal action at this time. Please be advised, however, that the unanimous sense of the Committee is that, were OSG to proceed with the proposed tender offer at $8.00 per common unit, the Committee would recommend that common shareholders reject the offer and not tender their units pursuant to the offer. Accordingly, the Committee urges OSG not to proceed with a tender offer on the terms set forth in the July 29th proposal.

  Given the issues presented, the Committee has directed its financial and legal advisors to be available to meet with OSG's financial and legal advisors to discuss the matter should OSG desire to discuss the matter. In that event, please contact me to arrange such a meeting.

Very truly yours,
Robert A. Profusek
  cc:
  Conflicts Committee
  Lazard

        The August 6th letter was filed by the Partnership with the SEC.

        Over the course of the next few days after OSG received the August 6th letter, Mr. Itkin called Mr. Dolphin and Mr. Benz, both of whom are members of the Conflicts Committee, to discuss the Committee's determination that the $8.00 per Unit price substantially undervalued the Units. Neither Mr. Dolphin nor Mr. Benz engaged in negotiations regarding a potential transaction with Mr. Itkin during these calls, except in substance to reiterate the Committee's view that OSG's proposed $8.00 per Unit price substantially undervalued the Units.

        The Conflicts Committee met on August 13, 2009. Representatives of Jones Day and Lazard participated in the meeting. During the meeting, the Committee instructed Lazard to review in detail the key differences between OSG's and the Committee's valuation analyses with Mr. Itkin and OSG's financial advisors in light of Mr. Itkin's calls to Committee members. Lazard did so the next day. In these discussions, representatives of Lazard reiterated the Committee's view that the indicated $8.00 per Unit price substantially undervalued the Units; OSG's financial advisors indicated that they disagreed with that position.

        During the first week of September 2009, Mr. Dolphin and Mr. Itkin met or talked by telephone several times. In these discussions Mr. Dolphin indicated to Mr. Itkin that Mr. Dolphin believed that the Conflicts Committee could determine that an offer for the Units at $12.00 per Unit was fair to Unitholders (other than OSG and its affiliates) from a financial point of view. The $12.00 price was selected for negotiating purposes, rather than as a price reflecting the intrinsic value of the Units. Mr. Itkin informed Mr. Dolphin in these discussions that he might be prepared to recommend that OSG increase its proposed price, but that a price of $12.00 per Unit was substantially more than OSG would be prepared to pay. Mr. Itkin also informed Mr. Dolphin that it was his view that OSG would likely make an offer directly to the Unitholders at the previously announced price of $8.00 if the Committee was unable to determine that a price substantially below $12.00 per Unit was fair from a financial point of view to Unitholders (other than OSG and its affiliates).

        The Conflicts Committee met on September 10, 2009. Representatives of Jones Day and Lazard participated in the meeting. Lazard reviewed the forecast which OSG had furnished Lazard reflecting improvements in the Partnership's prospects as a result of a settlement with AMSC and APSI that OSG announced on August 31, 2009. The representatives of Lazard also explained the differences between the updated forecast and prior internal forecasts management had reviewed with Lazard, as well as the model which Lazard had prepared at the direction of the Committee in March of this year. Lazard then reviewed the material assumptions underlying the updated forecast, including as to projected revenue and expense assumptions for the second half of 2009 and the following nine years. It was the consensus of the Committee that, while all forecasts of future results of operations of businesses like those operated by the Partnership are inherently uncertain, the material assumptions underlying the updated management forecast appeared to be reasonable and that it was preferable for Lazard to use the revenue, EBITDA and EBITDAR projections in the updated management forecast rather than earlier management forecasts because it was generally more favorable than the prior forecast and no alternate forecast (including the alternative model prepared for analytical and negotiating purposes) available to the Committee was more likely to be achieved. See "—Management Forecast" for a discussion of the updated management forecast and the material assumptions related to it.

        At the September 10th Conflicts Committee meeting, Lazard also reviewed in detail its preliminary valuation analyses, including the discounted distribution model, comparable publicly traded companies analysis, comparable transactions analysis, net asset valuation and premia analyses. Lazard observed at this and subsequent Committee meetings that the discounted distribution methodology, unlike the other valuation methodologies, is determined by calculating future distributions on a per Unit basis and that securities like the Units trade primarily based on their present and expected future yield. However, the representatives of Lazard informed the Committee that they also considered other factors and the other valuation methodologies to be relevant and reviewed them with the Committee. The representatives of Lazard noted that, with regard to the comparable transactions and the net asset valuation analyses, the data upon which the analyses were based did not reflect current market conditions. There were no precedent comparable transactions announced since September 2008, which was when the shipping industry in particular began to experience pronounced dislocation. In addition, since September 2008, there were no secondary transactions involving comparable Jones Act vessels and therefore such data could not be reflected in the net asset valuation analysis. The Committee's September 10th meeting was then adjourned and reconvened on September 11, 2009.

        The Conflicts Committee reconvened on September 11, 2009. Representatives of Jones Day and Lazard participated in the reconvened meeting. A consensus emerged among the Committee members at their September 10-11th meeting as to the following matters:

  •
  It was unlikely that OSG would increase the proposed price to an amount close to $12.00 in light of trading prices for the Units prior to OSG's July 29th proposal at $8.00 per Unit and discussions with OSG and its representatives;

  •
  There was a substantial likelihood that OSG would initiate a tender offer at $8.00 per Unit if the Committee continued to maintain its $12.00 per Unit negotiating position and that, if it did so, there was also a substantial likelihood that a tender offer at that price, or a slightly increased price, would be successful; and

  •
  Based on its analysis at this and prior meetings, including preliminary valuation analyses undertaken by Lazard, the Committee likely would be able to conclude that a price of $10.00 per Unit or higher was fair from a financial point of view to Unitholders.

Following an extensive discussion, at the conclusion of the September 10th-11th meeting, the Committee instructed a representative of Jones Day to indicate to Simpson Thacher that the Committee might be able to determine that $10.75 per Unit was fair to Unitholders (other than OSG and its affiliates) from a financial point of view. This was done on the next day.

        The Conflicts Committee met on September 21, 2009. Representatives of Jones Day and Lazard participated in the meeting. At the meeting, a representative of Jones Day informed the Committee that a representative of Simpson Thacher had informed him that OSG would not be willing to increase its indicated price to $10.75 per Unit. A representative of Lazard reported that he had received an indication from a representative of Evercore that the Evercore representative believed that OSG might be willing to increase its indicated price to $10.00 per Unit and possibly to as much as $10.25 per Unit. Based on the Committee's prior consideration of the matter, the Committee authorized a representative of Jones Day to inform Simpson Thacher that the Committee might be willing to determine that a price of $10.25 per Unit would be fair to Unitholders (other than OSG and its affiliates) from a financial point of view. However, the Committee also instructed the representative of Jones Day to inform Simpson Thacher of the Committee's continuing view that, subject to the receipt of information regarding the Partnership's results of operations in the third quarter, it would be appropriate for the GP Board to consider whether a distribution should be declared on the Units at the GP Board's regularly scheduled meeting in October 2009 to review quarterly results and distributions on the Units and, conversely, that it would be inappropriate for the GP Board to determine at this time that no distribution should be paid. A representative of Jones Day communicated this to a representative of Simpson Thacher later that day. The Simpson Thacher representative subsequently indicated that, while no decision would be made by the GP Board with respect to the next distribution prior to the regularly scheduled meeting of the GP Board on October 29, 2009, OSG and the OSG nominees on the GP Board believed that distributions on the Units should be suspended in light of the Partnership's future prospects.

        On September 22, 2009, a representative of Simpson Thacher delivered to Jones Day draft tender offer documentation containing the material non-financial terms pursuant to which OSG would offer to purchase any and all Units validly tendered in response to OSG's offer.

        The Conflicts Committee met on September 23, 2009. Representatives of Jones Day and Lazard participated in the meeting. At the meeting, Jones Day summarized the terms of the draft tender offer documentation provided by Simpson Thacher on September 22, 2009, including certain changes thereto proposed by Jones Day, to which representatives of OSG had agreed, particularly (1) to clarify OSG's intent to acquire non-tendered Units at not less than the tender offer price if the tender offer was completed and (2) to eliminate a material adverse change and certain other conditions that had appeared in the draft tender offer documentation Simpson Thacher had provided on September 22nd. Lazard gave an extensive presentation with respect to the financial aspects of the proposed tender offer at $10.25 per Unit, covering substantially all of the information described in "—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee," including the discounted distribution methodology (based on four scenarios), comparable publicly traded companies analysis, comparable transactions analysis, net asset valuation (based on one scenario) and premia analyses. Lazard told the Committee that it would discuss the following morning a second net asset value scenario, which scenario is described in "—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee." In its analyses, Lazard also considered and reviewed with the Committee the subordination provisions of the Partnership Agreement and their potential effects in various scenarios.

        The Conflicts Committee also discussed at its September 23rd meeting whether it should determine at that time whether to recommend that Unitholders tender their Units at a price of $10.25 per Unit. It was the consensus of the Committee that any decision with respect to its recommendation should be made after OSG's tender offer documentation was substantially complete.

        Later that day, a representative of OSG confirmed to a representative of Jones Day that OSG had increased its proposed purchase price to $10.25 per Unit, subject to the Conflicts Committee determining that such price was fair to Unitholders (other than OSG and its affiliates) from a financial point of view and also that the Committee would be no less favorable than neutral with respect to its recommendation whether Unitholders should tender their Units pursuant to the tender offer. A representative of Jones Day informed the representative of OSG that the Committee had determined that it would not be making a determination as to whether it recommended that Unitholders tender Units pursuant to the tender offer until the tender offer documentation was substantially complete. The representative of OSG later indicated that its willingness to increase its indicated price was not contingent on such a determination.

        The Conflicts Committee met on September 24, 2009. Representatives of Lazard and Jones Day participated in the meeting. Representatives of Lazard reviewed their prior valuation analyses, as well as a second scenario using the net asset value trading history of publicly traded companies in the shipping industry during September 2008, before the shipping industry in particular began to experience pronounced dislocation and substantial declines in equity valuation. At the request of the Chairman, a representative of Lazard explained the material assumptions and limitations on its fairness opinion, including its reliance without independent verification on the information provided to it. At the request of the Chairman, Lazard delivered its oral opinion to the Committee that, as of the date of the meeting and based on and subject to the matters stated in such opinion, the proposed consideration of $10.25 per Unit to be paid to Unitholders (other than OSG and its affiliates) was fair, from a financial point of view, to such Unitholders. After considering the factors described in "Reasons for the Determination of the Conflicts Committee" below, the Committee unanimously determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), from a financial view, as of September 24, 2009. Lazard subsequently confirmed its oral opinion in writing in a letter dated September 24, 2009.

        Later that same day, the Partnership and OSG each publicly announced the increase in the offer price to $10.25 per Unit.

        The Conflicts Committee met on October 16, 2009. Representatives of Jones Day and Lazard participated in the meeting. At the meeting, a representative of Jones Day reviewed OSG's revised draft offer to purchase, which had been furnished to Jones Day on October 13, 2009. The focus of the Committee's discussion was on the analysis by OSG's financial advisors reflected in the draft, which analysis was provided by OSG's financial advisors on October 8, 2009 and contained certain assumptions that were different than the assumptions used by the Committee in its analysis on September 23-24, 2009. The Committee instructed Lazard and Jones Day to review the analysis and underlying assumptions with OSG's financial and legal advisors.

        The Conflicts Committee met on October 26, 2009. Representatives of Jones Day and Lazard participated in the meeting. At its October 26th meeting, the Committee reviewed and analyzed the principal differences between the assumptions OSG prepared and provided to OSG's financial advisors for use in connection with their analysis and the assumptions used by the Committee in its analysis on September 23 – 24, 2009, namely:

  •
  An alternative case under which the Partnership might exit the lightering business in the Delaware River Basin. The Committee concluded that the effects of this assumption (primarily that the aggregate revenue impact was to reduce revenue over the nine-year period of management's forecast by $74,000 in the aggregate) were de minimis, and noted that this possible strategy had not previously been reviewed by management with Lazard or the Conflicts Committee in connection with the Offer.

  •
  An assumption that the two newbuild ATBs to be started at Bender, completed at alternative shipyards and purchased from OSG and two shuttle tankers to be purchased from AMSC would be financed half by debt carrying an interest rate of LIBOR plus 70 basis points, compared to the Committee's assumption that the rate would be LIBOR plus 350 basis points, and half by Units sold at $10.25 per Unit, compared to the Committee's assumption of Unit sales at $8.00 per Unit. The Committee concluded, in part based on due diligence discussions Lazard had conducted with OSG management, that its prior assumptions were more realistic than the assumptions OSG prepared and provided to OSG's financial advisors.

Lazard confirmed to the Committee that, based on the foregoing, the use by OSG or its financial advisors of the different assumptions summarized above would not have affected Lazard's ability to render its opinion which is described in "—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee."

        The Conflicts Committee then considered developments in the Jones Act market and U.S. economy generally since the Committee's September 24th meeting. The Committee also considered developments in the capital markets, including increased valuations in the markets generally and in certain segments of the shipping industry, which the Committee concluded were not meaningful for the Partnership in light of continuing difficulties in the U.S. refining industry and their resultant effects on the Jones Act petroleum products shipping market. Jones Day reviewed the material terms of OSG's tender offer, as well as the factors (including procedural factors) described in "—Reasons for the Determination and Recommendation of the Conflicts Committee" below.

        The Committee also considered at its October 26th meeting whether to recommend that Unitholders tender, or not tender, their Units pursuant to the Offer or to remain neutral with respect thereto, including the factors supporting a recommendation to tender and the potentially negative factors and risks summarized in "—Reasons for the Determination and Recommendation of the Conflicts Committee" below. The Committee concluded that, while the consensus of the Committee was that it would likely recommend that Unitholders tender their Units pursuant to the Offer given the facts available to it at the meeting, it should not make a decision as to its recommendation until it had additional information as to the Partnership's performance in the third quarter of 2009 and the GP Board meeting scheduled for October 29, 2009 was held.

        On October 29, 2009, a telephonic meeting of the GP Board was held to discuss the feasibility of paying the regular quarterly distribution. Representatives of Jones Day and Simpson Thacher participated in the meeting. At the meeting, the GP Board approved, in a four-to-three vote, the suspension of the third quarter distributions to Unitholders and holders of subordinated Units. It was the consensus of the Committee that a distribution at the historical rate should be paid to Unitholders in light of, among other things, the Partnership's performance in the first three quarters of 2009 and their belief that Unitholders remained invested in the Partnership during the third quarter and should receive a return on their investment. As a result, the three members of the Committee voted against the suspension of dividends to the Unitholders.

        OSG's management subsequently confirmed that the financing assumptions made by OSG's financial advisors that were reviewed at the Committee's October 26th meeting were made for analytical purposes only; debt or equity financing was not expected to be available to the Partnership on such terms; and the assumptions that the Committee used were reasonable.

        The Conflicts Committee met on November 4, 2009. Representatives of Jones Day and Lazard participated in the meeting. The Committee considered the Partnership's performance in the third quarter of 2009, as well as the matters discussed in the October 29th meeting of the GP Board, including developments in the Jones Act market and the U.S. economy generally. Lazard informed the Committee that it had reviewed its September 24th fairness opinion in light of the developments that had occurred since the meeting at which the opinion was delivered. At the request of the Committee, Lazard confirmed that such developments did not require Lazard to revise the conclusion contained in Lazard's fairness opinion. Based upon the foregoing, the Committee's prior deliberations with respect to this matter and the matters discussed in "—Reasons for the Determination and Recommendation of the Conflicts Committee" below, the Committee unanimously determined that it should recommend that Unitholders tender their Units to the Bidder pursuant to the Offer.

Reasons for the Determination and Recommendation of the Conflicts Committee

        In reaching its determination, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), and to recommend that the Unitholders tender their Units to the Bidder pursuant to the Offer, the Conflicts Committee considered numerous factors and a substantial amount of information, including at 15 Committee meetings held by the Committee since June 2009 and substantial discussions in between such meetings. The principal factors supporting the Committee's determinations are set forth next.

  Supportive Factors

        In reaching its determination, the Conflicts Committee considered numerous factors, including the following material factors and benefits of the Offer, each of which the Committee believes supports its decision:

  •
  Offer Price:  The Committee considered:

  •
  the fact that the $10.25 per Unit Offer Price represented an approximately 44% premium over the $7.10 per Unit closing price on July 29, 2009, the last trading day prior to the disclosure of OSG's first publicly announced offer, and an increase of approximately 58% over OSG's December 2008 indication of $6.50 per Unit;

  •
  the fact that the $10.25 per Unit Offer Price represented an increase of approximately 28% over the $8.00 per Unit price that OSG originally proposed on June 17, 2009 and publicly announced on July 29, 2009;

    •
    the Committee's belief that, based on the course of negotiations over the approximately three months between OSG and the Committee, it is highly unlikely that OSG would be willing to pay a higher price for the Units than $10.25 per Unit, at least in the next several months; and

    •
    the Committee's belief that there was a substantial likelihood that OSG would make a tender offer directly to the Unitholders at the price that OSG had previously announced of $8.00 (78% of the $10.25 per Unit Offer Price) if the Committee was unable to determine that a price substantially below $12.00 per Unit was fair from a financial point of view to Unitholders, and that there was a substantial likelihood that the $8.00 price or a slightly higher price would be accepted by a majority of the Unitholders.

  •
  OSG's Perspective on the Partnership:  During the course of discussion of OSG's proposals, OSG management communicated its view to the Conflicts Committee that the changes in the Partnership's prospects and in the capital markets since the Partnership's IPO in November 2007 substantially increased the Partnership's cost of capital and made the Partnership no longer a viable investment vehicle, and that OSG management's view was that the Partnership should be taken private. In this regard, the Committee was aware that OSG had alternatives available to it under the Partnership Agreement to take the Partnership private, including purchasing Units in the market over time and later exercising the Repurchase Right.

  •
  Absence of Strategic Alternatives:  The Conflicts Committee took into account the fact that OSG owns 8,000,435 (53.3%) of the outstanding Units, 15,000,000 (100%) of the outstanding subordinated units and a 2% general partner interest, representing an aggregate of approximately 77.1% of the equity interests of the Partnership, as well as the fact that the Partnership has been controlled by OSG since the Partnership's IPO. In addition, the Committee took into account that, during the negotiations and in its July 29, 2009 letter, OSG informed the Committee that it would not entertain discussions concerning the disposition of its interest in the Partnership because it viewed its ownership stake in the Partnership as a long-term strategic holding. As a result, it was the view of the Committee that maintaining the Partnership as a publicly traded company likely meant that Unitholders could only reasonably expect to realize trading values for their Units that were likely to be significantly less than the Offer Price in the near term and possibly longer.

  •
  The Partnership's Prospects:  The Committee considered the Partnership's intermediate and longer term prospects, particularly management's views that the Partnership's prospects were sufficiently negative in the near and intermediate terms such that distributions should be reduced or eliminated on Units. In considering the Partnership's prospects, the Committee was aware of the extraordinarily challenging macroeconomic circumstances and the challenging Jones Act market. However, the Committee also considered potentially mitigating factors in respect of management's outlook, including management's more optimistic view of the Partnership's prospects beyond the near and intermediate term challenges, the Partnership's leading position in the Jones Act market, the somewhat more optimistic view of industry prospects of some of the Partnership's competitors, work done in February and March 2009 to develop a financial model based on more optimistic assumptions for 2010 and 2011 than those employed by management and the subordination provisions of the Partnership Agreement.

  •
  Partnership Distributions:  The Conflicts Committee has informed the other members of the GP Board that it believes that distributions on Units should continue at or near historical rates. However, the members of the Committee are a minority of the members of the GP Board and, in light of management's view as to the Partnership's future prospects, public guidance as to future distributions and the fact that the Partnership did in fact suspend the third quarter distribution on October 29, 2009, the Committee concluded that distributions on the Units would likely be reduced or eliminated, possibly for a substantial period of time, and that a reduction or elimination of distributions would likely have a substantial adverse effect on trading prices for Units.

  •
  Negotiation Process and Procedural Fairness:  The Committee recognized that OSG's proposals, and the Offer, were not conditioned on the approval by the Committee which the Committee believes lessened its leverage in negotiations with OSG. OSG nonetheless engaged in what the Committee believed to be extensive and serious negotiations, which ultimately resulted in the increase in the Offer price to a price reflecting a 57.7% increase over the $6.50 per Unit price indicated by OSG in December 2008 and a 28.1% increase over the $8.00 per Unit price indicated on June 17, 2009. In addition:

  •
  the Committee consists solely of directors not affiliated with OSG or the General Partner;

  •
  the Committee retained and was advised by experienced, nationally recognized independent financial and legal advisors;

  •
  the Committee and its representatives took an active and direct role in the negotiations with respect to the Offer and considered the Offer at many Committee meetings; and

  •
  each of the Committee members purchased Units at substantially higher prices than the Offer Price and, as discussed next, believe that their interests were aligned with those of other Unitholders rather than OSG.

  •
  Interests of Committee Members:  The Conflicts Committee viewed its interests as being aligned with those of the Unitholders and opposed to OSG's interests if the Offer is successful. The only interest of the Committee members that arguably favors the Offer is that unvested Unit Awards will vest if the Repurchase Right is exercised. See "—Interests of the General Partner's Executive Officers and Directors" above. The Committee members considered this and determined that it was not material to their analysis. If the Offer is completed and the Repurchase Right is exercised, the members of the Committee will cease to be members of the GP Board and no longer receive compensation therefor. In addition, in such circumstances, the Units (including unvested Award Units) owned by them will be purchased by the Bidder at the same price paid to other Unitholders, which, in the case of Units purchased by the members of the Committee, is less than the purchase prices paid by such individuals for their Units.

  •
  Financial Analyses and Lazard's Opinion:  The Conflicts Committee considered Lazard's financial analyses and opinion received by the Committee on September 24, 2009, as to the fairness, from a financial point of view, of the $10.25 per Unit to be paid to the Unitholders (other than OSG and its affiliates) pursuant to the Offer as of such date. The Committee also considered the analyses of OSG's financial advisors discussed in "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee" in the Offer to Purchase.

  •
  Tender Offer Structure:  The Conflicts Committee took into account the structure of the transaction as a tender offer, particularly the Minimum Tender Condition and the undertaking to acquire Units not tendered in the Offer at not less than the Offer Price, as well as the Delaware decisional law applicable to so-called going-private transactions by corporations, which generally holds that transactions so structured are not inherently coercive.

  •
  Other Factors:  The Conflicts Committee also considered the following:

  •
  the significant deterioration in the financial markets, which has had a number of consequences, including creating a larger disparity between current trading prices of equity securities and the potential long-term values of equity securities, creating a larger disparity between current multiples of equity securities and historical multiples and making financial metrics from periods prior to the financial crisis beginning in the fourth quarter of 2008 substantially less relevant to current analyses;

    •
    the Committee's concern that the failure by OSG to complete the Offer could lead to a potential reduction in support received by the Partnership from OSG and the General Partner;

    •
    the impact of the lack of available financing sources in light of current market conditions; and

    •
    the uncertainty and delay inherent in the Partnership's negotiations with AMSC and the bankruptcy of Bender, each as described in "Special Factors—Reasons for the Offer—OSG believes that there is uncertainty due to the decision not to complete all of the ATBs and tugboats that were started at Bender and the financial conditions at AMSC" in the Offer to Purchase.

  Potentially Negative Factors

        The Conflicts Committee also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:

  •
  Offer Price:  The Conflicts Committee considered:

  •
  the fact that OSG's interest in acquiring the Units for a low price is contrary to the financial interest of other Unitholders in selling their Units for a higher price;

  •
  the fact that, in the Partnership's initial public offering in November 2007, Units were sold at a price of $19.00 and, until October 2008, traded at prices higher than the Offer Price;

  •
  the fact that many Unitholders (including each of the Committee members) purchased their Units at prices in excess of $10.25 per Unit;

  •
  the Offer Price may not necessarily ascribe full value to potential future improvements in shipping revenues and income from operations that may result from improvement in the cyclical and currently depressed shipping industry, and the Offer Price might have been higher if it took into account a more robust improvement of the industry or if OSG undertook the Offer at a later date;

  •
  the Committee's opinion that the Offer Price does not fully reflect the preference Unitholders have relative to subordinated holders in the event of a liquidation because OSG does not plan to liquidate the Partnership;

  •
  historical trading prices for equity interests in other comparable companies and partnerships; and

  •
  the terms of comparable transactions.

  •
  No Participation in the Partnership's Future:  The Conflicts Committee believes that the Partnership's leading Jones Act market position makes it possible that it will disproportionately benefit from improvements in the Jones Act market. If the Offer and the Repurchase Right are completed, any Unitholder who tenders all its Units in the Offer or has its Units converted into cash upon exercise of the Repurchase Right would cease to participate in the future earnings or growth, if any, of the Partnership or benefit from increases, if any, in the value of the Partnership, including any increase due to a more robust improvement of the industry than reflected in the forecasts discussed in "—Certain Prospective Financial Information."

  •
  No Ability To Prevent the Repurchase Right:  If the Offer is completed, the Partnership's remaining Unitholders who are unaffiliated with OSG will not have any ability to prevent OSG from acquiring the remaining outstanding Units held by such holders pursuant to the Repurchase Right under the Partnership Agreement because, following completion of the Offer, OSG will control at least 80% of the outstanding Units and therefore will be able to unilaterally exercise the Repurchase Right.

  •
  Failure of Repurchase Right:  OSG has informed the Conflicts Committee that it plans to exercise the Repurchase Right at the Offer Price in respect of any Units not acquired in the Offer after the Offer is successfully consummated. However, if OSG were to become unable to exercise the Repurchase Right following completion of the Offer, Unitholders who did not tender their Units in the Offer could be left with illiquid Units, which could potentially be delisted from the New York Stock Exchange or deregistered under the federal securities laws, and the price of these Units could be negatively affected.

  •
  Tax Treatment:  The Conflicts Committee was aware of the fact that the all-cash consideration in the transaction would be taxable to the Unitholders that are U.S. persons for U.S. federal income tax purposes and who purchased their Units at prices below $10.25 per Unit.

  Factors Not Considered

        The Conflicts Committee did not consider liquidation value in determining the fairness of the Offer to the Unitholders (other than OSG and its affiliates) because of its belief that the Partnership is a viable going concern and also because a liquidation was not considered to be a realistic alternative based on OSG's desire for the Partnership to continue to conduct its business as a subsidiary of OSG and remain an integral component of OSG's overall long-term strategy.

        The Conflicts Committee also did not consider net book value in determining the fairness of the Offer to the Unitholders (other than OSG and its affiliates) because of its belief that net book value, which is an accounting concept, is not a reliable indicator of the value of the Partnership as a going concern but rather is indicative of historical costs and greatly impacted by the value at which Units were sold in the initial public offering.

  Procedural Fairness

        The Conflicts Committee recognized from the outset that it lacked the authority to block the Offer and that OSG did not intend to condition the Offer on the Committee's determinations with respect to the Offer. The Committee believes, however, that OSG did take steps which appear to it to have been designed to ensure the procedural fairness of the Offer, primarily: referring the matter to the Committee for its consideration; allowing the Committee ample time to analyze the Offer with the assistance of the Committee's independent legal and financial advisors; negotiating with the Committee in respect of the Offer even though the Offer was not conditioned on Committee approval; structuring the Offer with the non-waivable Minimum Tender Condition; and OSG's statement of intention to acquire non-tendered Units at not less than the Offer Price pursuant to the Repurchase Right.

        While the Committee would have preferred to have the authority to block the Offer, since this predictably would have increased its negotiating leverage, the Committee believes, on balance, that procedural safeguards designed to ensure the procedural fairness of the Offer and to permit the Committee to represent effectively the interests of the Partnership's Unitholders other than OSG and its affiliates were and are present, even though OSG and its affiliates currently own approximately 77.1% of the Partnership's equity interests, have the power to control the Partnership and have indicated their intention not to sell any of the Units held by them. These procedural safeguards also include, in addition to the factors noted above, the following:

  •
  the Committee is composed of three directors who are not affiliated with OSG and whom the Committee believes have interests that are aligned with the interests of the Unitholders and opposed to OSG's interests;

  •
  each Unitholder has an opportunity to make an individual decision on whether to tender its Units (and how many to tender) or to continue to hold its Units;

  •
  if the Offer is completed and OSG exercises the Repurchase Right, then any Unitholder who does not tender will be entitled to receive at least the same consideration per Unit as the Offer Price; and

  •
  the Committee retained and received advice and assistance from its independent legal and financial advisors.

        In light of the foregoing factors and the Committee's authority to consider the Offer on behalf of the GP Board, the Partnership did not retain an unaffiliated representative to act on behalf of the Partnership's unaffiliated stockholders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the transaction.

        The foregoing discussion of the Conflicts Committee's reasons for its determination and recommendation is not intended to be exhaustive, but describes all of the material reasons underlying the Committee's determination and recommendation. The Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons underlying its determination and recommendation. Rather, the Committee viewed its determination as being based on the totality of the information and factors presented to and considered by the Committee. Moreover, each member of the Committee applied his or her own personal business judgment to the process and may have given different weight to different factors.

Management Forecast

        The General Partner has informed the Partnership that it does not publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, management of the General Partner furnished the Conflicts Committee and Lazard information relating to management's expectations as to the Partnership's future prospects to assist the Committee and its financial advisor in analyzing OSG's proposal to acquire the Units. In early September, management provided Lazard its forecast of the Partnership's future results of operations (such information, the "Management Forecast") as updated to reflect the positive effects on the Partnership's prospects of OSG's entry into a nonbinding settlement agreement, which OSG publicly announced on August 31, 2009, with AMSC and APSI relating to 12 ships built and to be built by APSI and chartered by AMSC to OSG and the Partnership. The Management Forecast included management's estimates of the Partnership's TCE, or time charter equivalent revenue, EBITDA, or earnings before interest, taxes, depreciation and amortization, and EBITDAR, or EBITDA plus ship rental expense, for the six months ended December 31, 2009 and the following years shown below.

	Six Months Ending December 31, 2009	Year Ending December 31,
		2010	2011	2012	2013	2014	2015	2016	2017	2018
	($ in millions)
TCE Revenue	$126	$300	$372	$395	$378	$381	$389	$403	$412	$425
EBITDA(1)	33	78	111	128	122	128	133	142	147	150
EBITDAR	64	150	193	213	206	214	221	230	235	238

(1)
EBITDA is calculated as the Partnership's revenue from vessel operations less operating costs, charter-in-expenses, SG&A expense, amortization of startup costs and DPO expense, plus equity income from affiliates and interest income.

        Management informed Lazard that its principal assumptions in preparing the Management Forecast were:

  •
  with respect to the useful life of vessels, that:

  •
  newbuild double-hull tankers will have a useful life of 25 years,

  •
  newbuild ATBs will have a useful life of 30 years;

  •
  rebuilt ATBs will have a useful life of 20 years from rebuild date;

  •
  double-bottom tankers will be phased out in accordance with the regulations of the Oil Pollution Act of 1990 (Overseas Philadelphia and Overseas Galena Bay to be sold in 2012; Overseas Puget Sound and Overseas New Orleans to be sold in 2013); and

  •
  with respect to revenues:

  •
  contractual arrangements for each chartered vessel will be fulfilled, and subsequent to the expiration of any such arrangement each vessel will be employed on the spot market at daily TCE rates per its associated vessel class-specific rate forecast (forecasted through 2020 and held flat thereafter) until the estimated disposal date;

  •
  daily TCE rates forecasts for the Delaware lightering fleet (forecasted through 2020 and held flat thereafter) based on contract rates and annual volumes of 91.6 million barrels (annual rate for 2H2009), 94.0 million barrels (2010), and 95.0 million barrels (2011 and beyond);

    •
    earnings forecasts and spot market TCE rates (forecasted through 2020 and held flat thereafter), annual rates for actual volumes were 71.9 million barrels in 1H2009 and 84.1 million barrels in 3Q2009;

    •
    there will be a certain number of off-hire days per quarter (excluding drydock off-hire) depending on the type of vessel, for example, 1.25 days for ATBs, 0.6 days for vessels in the Maritime Security Program (Overseas Maremar and Overseas Luxmar) and one day for other tankers; and

  •
  with respect to expenses:

  •
  on a vessel specific basis per the 2009 budget, there will be no escalation in vessel operating expenses between 2009 and 2011, increases of 3% per annum from 2012 through 2020, and no increase thereafter;

  •
  charter-in expenses for the product carriers on bareboat charter from subsidiaries of AMSC, and accrual for deferred principal obligations under certain of these bareboat charters, are incurred in accordance with the non-binding settlement between the Partnership, AMSC and APSI;

  •
  general and administrative expenses will be incurred at an annual rate of $22.6 million in 2009 increasing nominally by 3.0% per annum through 2020 with no increase thereafter (adjusted for fleet size);

  •
  certain estimates for the cost of periodic drydocking (and associated off-hire days) on a vessel specific basis; and

  •
  with respect to future fleet additions:

  •
  the Partnership would exercise each of its options to acquire the bareboat charters for two product tankers (Overseas Martinez and Overseas Tampa) from OSG in 2010 and 2011, respectively;

  •
  the Partnership would exercise each of its options to acquire the two newbuild lightering ATBs (OSG Horizon/OSG 350 and OSG Vision/OSG 351) from OSG in 2010;

  •
  the Partnership would exercise each of its options to acquire the two shuttle tankers (Overseas Cascade and Overseas Chinook) from OSG in 2010 and 2011; and

  •
  with respect to vessel disposals/sales:

  •
  the lightering vessel ATB OSG Constitution/OSG 400 bareboated-in from OSG will be redelivered to OSG in Q3 2010;

  •
  vessels sold for salvage value based on vessel specific disposal schedule (in keeping with useful life assumptions).

        The Management Forecast was prepared for internal use and not prepared with a view to public disclosure and is being included here only because such information was provided to Lazard and the Conflicts Committee and was used in connection with their analysis of OSG's proposals to acquire the Units. The Management Forecast was not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Management Forecast does not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Partnership's registered public accounting firm has not examined, compiled or otherwise applied procedures to the Management Forecast and accordingly assumes no responsibility for it. The Management Forecast has been prepared by, and is solely the responsibility of, management of the General Partner. The inclusion of the Management Forecast should not be regarded as an indication that it will be predictive of actual future results, and the Management Forecast should not be relied upon as such. No representation is made by the Partnership or any other person to any security holder of the Partnership regarding the ultimate performance of the Partnership compared to the information contained in the Management Forecast. Although presented with numerical specificity, the Management Forecast is not fact and reflects numerous assumptions and estimates as to future events made by management that management believed were reasonable at the time the Management Forecast was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Partnership's business, all of which are difficult to predict and many of which are beyond the control of management. In addition, the Management Forecast does not take into account any circumstances or events occurring after the date that it was prepared and, accordingly, does not give effect to any changes to the Partnership's operations or strategy that may be implemented after the consummation of the Offer. Accordingly, there can be no assurance that the Management Forecast will be realized, and actual results may be materially greater or less than those reflected in the Management Forecast. The General Partner has informed the Partnership that management does not intend to update or otherwise revise the Management Forecast to reflect circumstances existing after the date on which the Management Forecast was presented to the Committee and Lazard or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Forecast are shown to be in error. The projections contained in the Management Forecast are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Partnership's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee

        The Conflicts Committee retained Lazard to act as financial advisor to and render an opinion to the Committee as to the fairness, from a financial point of view, to holders of Units of the Consideration (as defined below) to be paid to such holders in the Offer. On September 24, 2009, Lazard rendered its opinion to the Committee that, as of such date, and based upon and subject to the assumptions made, procedures followed, matter considered and qualifications and limitations set forth therein, the Consideration to be paid to holders of Units (other than OSG and its affiliates, which we collectively refer to in this section as "excluded holders") in the Offer was fair, from a financial point of view, to such holders. The term "Consideration," for the purposes of the Lazard opinion, means the purchase price of $10.25 per Unit that holders of Units (other than the excluded holders) will receive in the Offer.

        The full text of Lazard's written opinion, dated September 24, 2009, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this Statement as Annex A and is incorporated into this Statement by reference. The description of Lazard's opinion set forth in this section is qualified in its entirety by reference to the full text of Lazard's written opinion attached as Annex A. You are encouraged to read Lazard's opinion and this section carefully and in their entirety.

        Lazard's opinion was directed to the Conflicts Committee for its information and assistance in connection with its evaluation of the Offer and only addressed the fairness, from a financial point of view, to the holders of Units (other than the excluded holders) of the Consideration to be paid to such holders in the Offer as of the date of Lazard's opinion. The Committee did not request Lazard to consider, and Lazard's opinion did not address, the relative merits of the Offer as compared to any other transaction or business strategy in which the Partnership might engage. Lazard's opinion was not intended to and does not constitute a recommendation to any holder of Units as to how such holder should act with respect to the Offer or any matter relating thereto. Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard's opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard's opinion. Lazard's opinion did not express any opinion as to the prices at which Units may trade at any time.

        The following is a summary of Lazard's opinion. You are encouraged to read Lazard's written opinion carefully in its entirety.

        In connection with its opinion, Lazard:

  •
  reviewed the September 22, 2009 draft offer to purchase provided to the Conflicts Committee;

  •
  analyzed certain historical business and financial information relating to the Partnership;

  •
  reviewed various financial forecasts and other data provided to Lazard by management of the General Partner relating to the business of the Partnership, including adjustments thereto made at the direction of the Committee;

  •
  held discussions with members of senior management of OSG and the General Partner with respect to the business and prospects of the Partnership;

  •
  reviewed public information with respect to certain other companies in lines of business that Lazard believed to be generally relevant in evaluating the business of the Partnership;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of business that Lazard believed to be generally relevant in evaluating the business of the Partnership;

  •
  reviewed the historical stock prices and trading volumes of the Units; and

  •
  conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Partnership, or concerning the solvency or fair value of the Partnership, and Lazard was not furnished with such valuation or appraisal. With respect to the financial forecasts that Lazard reviewed, Lazard assumed, with the consent of the Conflicts Committee, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the General Partner as to the future financial performance of the Partnership. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard noted in its opinion that the Committee previously directed Lazard to prepare, as an alternative to earlier financial forecasts provided by the General Partner, a financial forecast. As a result of subsequent revisions to management's financial forecasts for the Partnership, the Committee directed Lazard to utilize the forecasts provided by management, as revised, when conducting its analysis of the fairness of the Offer to the holders of Units.

        In rendering its opinion, Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with the Partnership.

        In rendering its opinion, Lazard assumed, with the consent of the Conflicts Committee, that the Offer would be consummated on the terms described in the September 22, 2009 draft offer to purchase, without any waiver or modification of any material terms or conditions. Lazard's opinion did not express any opinion as to any tax or other consequences that might result from the Offer, nor does Lazard's opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Committee had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer (other than the Consideration to the extent expressly specified in Lazard's opinion). In addition, Lazard's opinion expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer, or class of such persons, relative to the Consideration or otherwise.

        The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard's analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

        In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

        For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership. No company, partnership, business or transaction used in Lazard's analyses and reviews as a comparison is identical to the Partnership or the Offer, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, partnerships, businesses or transactions used in Lazard's analyses and reviews. The estimates contained in Lazard's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard's analyses and reviews. In addition, analyses and reviews relating to the value of companies, partnerships, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, partnerships, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses and reviews are inherently subject to substantial uncertainty.

  Lazard's Financial Analyses

        The following is a summary of the financial analyses and reviews performed by Lazard in connection with providing its opinion to the Conflicts Committee on September 24, 2009.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 23, 2009 and is not necessarily indicative of current market conditions.

  Valuation Analyses

        Discounted Distributions Analysis.    Lazard performed a discounted distributions analysis analyzing the present value of the projected distributions per Unit of the Partnership, without giving effect to the Offer, based on financial projections and estimates prepared by the management of the General

Partner (including adjustments described below made at the direction of the Conflicts Committee) for the period from the fourth quarter of 2009 to calendar year 2018. OSG assumed in the Management Forecast that the Partnership purchased from OSG for a total of $267 million two AMSC shuttle tankers as to which the Partnership had a bareboat charter option from OSG. At the direction of the Conflicts Committee, Lazard assumed in its analysis that the two AMSC shuttle tankers were purchased by OSG and chartered-in by the Partnership at bareboat charter rates based on a $132.7 million purchase price and a 10% discount rate.

        Lazard analyzed the Management Forecast, as revised, under four scenarios: (1) a scenario where the Partnership bareboat charters in two shuttle tankers from OSG (with the charter rates estimated based on a $132.7 million average purchase price for such shuttle tankers and a 10% discount rate) and purchases two Articulated Tug Barges ("ATBs") for $135 million each, financing such purchases (x) half with debt, with interest at LIBOR plus 350 basis points and (y) half with issuance of additional Units at a price of $8.00 per Unit ("Case 1"); (2) a scenario identical to Case 1, with the additional assumption that distributions to Unit holders are suspended from the third quarter of 2009 to the fourth quarter of 2011 ("Case 2"); (3) a scenario where no new shuttle tankers or ATBs are purchased or chartered in by the Partnership ("Case 3"); and (4) a scenario identical to Case 3, with the additional assumption that distributions to Unit holders are suspended from the third quarter of 2009 to the fourth quarter of 2011 ("Case 4"). In addition, Lazard's analysis assumes that OSG will reach a definitive agreement with AMSC that reflects the terms of the nonbinding settlement proposal entered into by OSG, AMSC and APSI on August 31, 2009, as more fully described in the Offer to Purchase.

        In the discounted distributions analysis, Lazard assumed that projected distributions would be made in accordance with the terms of the Partnership Agreement and that 100% of distributable cash flow would be distributed each quarter. As part of the discounted distributions analysis, Lazard calculated a terminal value based on the assumption that distributions would continue in perpetuity at the projected 2018 level (without additional growth) and used equity discount rates ranging from 12.0% to 16.0%. In determining the equity discount rates, Lazard considered the cost of equity for other master limited partnerships engaged in shipping-related activities. Based on the foregoing, Lazard calculated a range of implied equity value per Unit of approximately $9.01 to $12.18 under Case 1, and a range of implied equity value per Unit of approximately $8.87 to $12.05 under Case 3. (In Case 2, Lazard calculated a range of implied equity value per Unit of approximately $8.11 to $11.43 and in Case 4, Lazard calculated a range of implied equity value per Unit of approximately $7.94 to $11.25.)

        Comparable Companies Analysis.    Lazard reviewed and compared selected financial information for the Partnership with corresponding financial information of the five publicly traded master limited partnerships in the shipping industry. The partnerships considered were:

  •
  Capital Product Partners L.P.

  •
  K-Sea Transportation Partners L.P.

  •
  Navios Maritime Partners L.P.

  •
  Teekay Offshore Partners L.P.

  •
  Teekay LNG Partners L.P.

        For each of these partnerships, Lazard derived and compared, among other things, the ratio of (1) the enterprise value of the selected partnership to its earnings before interest, tax, depreciation and amortization, commonly called EBITDA, (2) the adjusted enterprise value of the selected partnership (adjusted to reflect the capitalized value of operating lease payments) to its earnings before interest, tax, depreciation, amortization and rent, commonly called EBITDAR, and (3) each partnership's unit price as of September 20, 2009 to its distributable cash flow. Lazard also reviewed each partnership's distribution yield using that partnership's most recently declared distribution, annualized, divided by that partnership's unit price as of September 20, 2009 (each as reflected in Fact Set, public documents, company press releases and publicly available Wall Street research).

        Lazard calculated a range of implied values per Unit by dividing the Partnership's quarterly distribution of $0.375, annualized to $1.50, by a range of distributable cash yields of 11% – 15%. Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $10.00 – $13.64. This analysis assumes the continuation of distributions on Units at the $1.50 annual rate regardless of the Partnership's actual future results of operations. (In addition, the suspension of distributions on the Units is not reflected in Lazard's analysis given that it occurred on October 29, 2009, which was after the date on which Lazard rendered its opinion.) Lazard noted in its presentation to the Conflicts Committee, however, that OSG had indicated that the Partnership might be unable to continue to distribute to the Unit holders the minimum quarterly distribution of $0.375 (or $1.50 annually). Had Lazard assumed the suspension or termination of quarterly distributions, the implied equity value derived from the comparable companies analysis would have been lower than the $10.00 – $13.64 range set forth above.

        For reference, Lazard reviewed and compared selected financial information for the Partnership with corresponding financial information of seven non-partnership publicly traded companies in the shipping industry. The comparable non-partnership companies were Horizon Lines, Inc., Hornbeck Offshore Services, Inc., SEACOR Holdings, Inc., d'Amico International Shipping SA, TORM A/S, Omega Navigation Enterprises, Inc. and DHT Maritime, Inc. Of these companies, the first three are Jones Act companies, the second three are tanker companies that transport refined products in the international markets and the last was spun out of OSG. For each of these companies, Lazard reviewed selected ratios and multiples related to enterprise value and equity value and compared such selected ratios and multiples with the corresponding ratios and multiples derived for the Partnership.

        No partnership or company utilized in the comparable public company analysis is identical to the Partnership. Lazard made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership. Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions.

        Allocating Total Equity Value.    The Partnership has multiple classes of equity. Because the Units have a preference, as to distributions, over the subordinated units, Lazard considered the allocation of the total equity value of the Partnership, as implied by various valuation methodologies, among the Units, the subordinated units and the general partner interest. Regarding the allocation of the Partnership's equity value to the Units, Lazard considered the following: (1) the relative value of the Units as compared to the value of the subordinated units as implied by the discounted distributions analysis; (2) transactions involving the purchase of subordinated units of master limited partnerships in distressed situations; and (3) the value that would be attributable to the Units in a liquidation scenario (pursuant to Article 6.01(c) of the Partnership Agreement). Lazard considered the November 30, 1998 announced restructuring of Suburban Propane Partners, the April 6, 1999 announced acquisition of National Propane Partners and the September 24, 2001 announced recapitalization of EOTT Energy Partners. With respect to each of these transactions, Lazard calculated the value received for the subordinated/general partner interests as a percentage of the per unit equivalent of the Unit value. Because the market conditions, rationale and circumstances surrounding each of these three transactions were specific to such transaction, and because of the inherent differences between the businesses, operations and prospects of the Partnership and the partnerships involved in the transactions analyzed, Lazard believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer.

        Lazard's analysis indicated a representative range of value for the subordinated units and general partner interest of 27 – 50% of the value per Unit. For valuation methodologies that implied a total equity value for the Partnership as a whole, Lazard used this range to allocate equity value between the Units, the subordinated units and the general partner interest. Management of the General Partner provided Lazard with an analysis by PricewaterhouseCoopers indicating that the value of the Partnership's 704(b) capital account, as of December 31, 2008, was $17.51 per Unit. To the extent that a valuation methodology implied a total equity value of the Partnership such that, after allocating the Partnership's equity value between the Units, the subordinated units and the general partner interest, the value attributable to the Units was in excess of $17.51 per Unit, Lazard allocated the Partnership's equity value as follows: first, to the Units, up to $17.51 per Unit; second, to the subordinated units and the general partner interest, up to $17.51 per unit equivalent; and third, pro rata between the Units, the subordinated units and the general partner interest. While this methodology reflects the rights and preferences of the Units over the subordinated units and the general partner interest in a liquidation scenario, OSG indicated that it was not considering a liquidation of the Partnership. Given the current state of Jones Act shipping markets and the limited availability of liquidity, the actual proceeds realized from a liquidation of the Partnership could be significantly below the theoretical values implied by various valuation methodologies.

        Comparable Transactions Analysis.    Lazard reviewed selected publicly available information for eight private market transactions in the shipping and marine transport industries announced between May 2004 and August 2008. Each of the target companies involved in the private market transactions was a shipping company that carried refined products. Lazard analyzed the following transactions:

Announcement Date	Acquiror	Target	Target Description
Aug-08	Maersk Product Tankers AB	Brostrom AB	Shipping, and marine and logistics services
Aug-08	General Maritime Corporation	Arlington Tankers Ltd.	Marine transport of fuel and other petroleum products
Jan-08	TORM A/S	FR8 Holdings Pte Ltd.	Commercial and technical management of marine ships
Apr-07	Teekay Corporation and TORM A/S	OMI Corporation	Marine transport of petroleum products
Sep-06	Overseas Shipholding Group, Inc.	Maritrans Inc.	Marine transport of refined petroleum and petroleum products
Jun-06	Morgan Stanley Capital Group Inc.	Heidmar Group	Marine transport and logistics of oil
Mar-05	SEACOR Holdings, Inc.	Seabulk International Inc.	Marine transport of fuel and other petroleum products
May-04	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.	Tanker vessel transportation

        With respect to the financial information for the companies involved in the eight precedent transactions, Lazard relied on information available in public documents and company press releases. Using this publicly available information, Lazard derived and compared, among other things, the ratio of the adjusted enterprise value of each acquired company (adjusted to reflect the capitalized value of operating lease payments) to its LTM EBITDAR. This analysis indicated a representative range of LTM EBITDAR multiples of 10 – 11x within the comparable transaction set. The comparable transactions analysis methodology yielded valuations for the Partnership that imply total equity values ranging from $386 million to $520 million. Based on the analysis described under "—Allocating Total Equity Value" and the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $16.92 – $17.51. Because, among other things, market conditions surrounding each of the eight comparable transactions analyzed were different than market conditions facing the Partnership and none of the comparable transactions involved the acquisition of a minority interest of a controlled affiliate, Lazard believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of this analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer.

        Net Asset Value.    Net asset value ("NAV") is a commonly used valuation parameter for valuing shipping companies because of their large asset bases, the usage of which is critical to the earnings capacity of such companies. Lazard performed a NAV analysis for the Partnership's fleet, estimating the value of the Partnership's vessels based on various methodologies, including secondary market transactions, estimated replacement cost and discounted cash flows analysis. Lazard calculated the asset/operating value of the Partnership as a whole, less the Partnership's net outstanding debt as of June 30, 2009, to arrive at a NAV for the Partnership. Lazard then applied two different methods of calculating the appropriate discount to NAV to derive the total equity value of the Partnership.

        First, Lazard reviewed the precedent transactions announced in August 2008 and, based on this analysis, discounted the NAV of the Partnership from 15% – 25%. This NAV methodology yielded valuations for the Partnership that imply total equity values ranging from $286 million – $324 million. The total equity value of the Partnership as implied by this NAV analysis was then allocated between the Partnership's various classes of equity by assuming a range of values for the subordinated units and the general partner interest of 27% – 50% of the per unit equivalent of Unit value, as described under "—Allocating Total Equity Value." Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $12.55 – $16.88.

        Second, Lazard reviewed the NAV trading history of publicly traded companies in the shipping industry during September 2008, before the shipping industry in particular began to experience pronounced dislocation. Lazard considered the following 13 companies: Aries Maritime Transport Ltd., Arlington Tankers Ltd., d'Amico International Shipping S.A., DHT Maritime, Inc., General Maritime Corp., Knightsbridge Tankers Ltd., Nordic American Tanker Shipping Ltd., Omega Navigation Enterprises, Inc., OSG, Ship Finance International Ltd., Teekay Corp., TORM A/S and Tsakos Energy Navigation Ltd. Lazard divided each selected company's share price by its NAV per share, using both the September 4, 2008 share price and the September 23, 2009 share price of each selected company. This analysis resulted in a price/NAV ratio range for the selected companies of 38% – 108% for September 4, 2008 (with a median of 60%, implying a 40% discount to NAV) and 7% – 82% for September 23, 2009 (with a median of 31%, implying a 69% discount to NAV). Because the most recent reliable NAV per share data upon which Lazard based its analysis was from September 2008, Lazard applied the median implied discount rate of 40% from September 2008 to the current NAV of the Partnership. The total equity value of the Partnership as implied by this NAV analysis was then allocated between the Partnership's various classes of equity by assuming a range of values for the subordinated units and the general partner interest of 27% – 50% of the per unit equivalent of Unit value, as described under "Allocating Total Equity Value." Based on the foregoing analysis, Lazard calculated a range of implied equity value per Unit of approximately $10.04 – $11.91.

        Because of, among other things, the limited secondary market for Jones Act vessels and the difficulty in estimating precise values for the Partnership's vessels, Lazard believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of either NAV analysis and, accordingly, also made qualitative judgments in applying the results of these NAV analyses.

  Miscellaneous

        As described below under "Item 5—Persons/Assets, Retained, Employed, Compensated or Used," Lazard is acting as financial advisor to the Conflicts Committee in connection with the Offer and will receive a fee for its services, whether or not the Offer is consummated, a substantial portion of which is payable upon rendering its opinion. In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and their respective affiliates may actively trade securities of the Partnership and/or the securities of OSG for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

        Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Conflicts Committee as to the fairness, from a financial point of view, to the holders of Units (other than excluded holders) of the Consideration to be paid to such holders in the Offer. Lazard did not recommend any specific consideration to the Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. The Conflicts Committee selected Lazard as its financial advisor in connection with the proposed transaction because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions.

        Lazard's opinion was one of many factors considered by the Conflicts Committee. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of, or the equivalent of, the opinion of the Committee with respect to the Consideration or of whether the Committee would have been willing to recommend a different transaction or determine that a different Consideration was fair. Additionally, Lazard's opinion is not intended to confer any rights or remedies upon any employee or creditor of the Partnership.

        With Lazard's consent, copies of Lazard's written presentations on September 24, 2009 and October 26, 2009 have been attached as exhibits to the Schedule 13E-3 and filed in connection with the Offer.

Intent to Tender

        To the Partnership's knowledge after reasonable inquiry, as of the date of this Statement, (1) all of the directors, executive officers and affiliates (other than the Bidder and its affiliated entities) of the General Partner who are not members of the Conflicts Committee (to the extent he or she owns Units) currently intend to tender or cause to be tendered all Units held of record or beneficially owned by such person or entity pursuant to the Offer, subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities and Exchange Act of 1934) and (2) each of the members of the Conflicts Committee intends to so tender Units held of record or beneficially owned by him or her.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Pursuant to the terms of the engagement letter and the indemnification letter, each dated as of December 31, 2008 (collectively, the "Engagement Letter"), Lazard was engaged to act as financial advisor to the Conflicts Committee in connection with various possible transactions involving OSG or its affiliates, including transactions contemplated by the Offer (each a "Transaction"). As part of its role as financial advisor, Lazard executed and delivered the fairness opinion described in Item 4 above. Pursuant to the terms of the Engagement Letter, the Partnership agreed to:

  •
  pay Lazard a fee of $250,000 upon execution of the Engagement Letter;

  •
  pay Lazard an additional fee of $1.0 million accruing upon the delivery of an opinion (regardless of the opinion expressed therein) as to the fairness of a Transaction (or, in lieu thereof, the delivery of a written presentation regarding Lazard's analysis of a proposed Transaction at a meeting at which the Committee intends to make its recommendation with respect to a Transaction), $750,000 of which is payable upon the rendering of such fairness opinion and the remaining $250,000 of which is payable upon the earliest to occur of (a) the completion of a Transaction, (b) the abandonment of the Transaction, and (c) the termination or expiration of Lazard's engagement under the Engagement Letter;

  •
  reimburse Lazard for all reasonable expenses incurred in connection with the engagement, with a limit on outside counsel fees of $50,000, and expenses generally of $100,000, without the prior approval of the Committee; and

  •
  indemnify Lazard and certain of its related parties against certain liabilities arising out of its engagement.

        On November 4, 2009, Lazard's engagement letter was amended to provide for the payment of an additional $250,000 as compensation for additional financial advisory services performed between Lazard's original engagement and the commencement of the Offer, including additional analyses and advice after the date of the delivery of its September 24th fairness opinion, and to increase the limit on outside counsel fees to $125,000.

        Except as set forth above or elsewhere in this Statement, none of the Conflicts Committee, the Partnership nor any person acting on their behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Unitholders on their behalf concerning the Offer.

Expenses

        Whether or not the Units are purchased pursuant to the Offer, the Partnership will incur its own fees and expenses in connection with the Offer. The Partnership will not pay any of the fees and expenses to be incurred by the Bidder.

        The following table presents the estimated fees and expenses incurred by the Partnership in connection with the Offer:

Description	Amount to be Paid
Financial advisor fees and expenses	$1,650,000
Legal fees and expenses	$500,000
Miscellaneous expenses	$50,000

Total	$2,200,000

Item 6.    Interest in Securities of the Subject Company.

        The Offer to Purchase states that neither OSG nor, to the best of OSG's knowledge, any of the persons listed in Annex I to the Offer to Purchase nor any associate or majority-owned subsidiary of any of the foregoing, has engaged in any transactions in the Units during the past 60 days. In addition, no transactions in the Units have been effected during the past 60 days by the General Partner or the Partnership or, to the Partnership's knowledge, by any of the directors or executive officers of the

General Partner, including the members of the Conflicts Committee, who are not listed in Annex I to the Offer to Purchase or any of the affiliates or subsidiaries of the Partnership.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, as of the date of this Statement, the Partnership is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in (1) a tender offer for or other acquisition of the Partnership's securities by the Partnership, any of its subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, or (4) any material change in the present distribution rates or policy, or indebtedness or capitalization of the Partnership.

        Except as set forth in this Statement, as of the date of this Statement, there are no transactions, resolutions of the GP Board or Conflicts Committee or agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Litigation

        Information relating to certain litigation commenced in connection with the Offer is set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet—Litigation" and "The Offer—Section 12. Certain Legal Matters" and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

        This Statement may contain forward-looking statements regarding the Partnership's prospects. These statements are based on certain assumptions made by the Partnership based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of the Partnership, which may cause actual results to differ materially from those implied or expressed by the forward-look statements. Factors, risks and uncertainties that could cause actual results to differ from expectations reflected in such forward-looking statements are described in the Partnership's Annual Report on Form 10-K for 2008 and those risks discussed in other reports the Partnership files with the SEC.

Item 9.    Exhibits.

        The following Exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 5, 2009.(1)(2)
(a)(2)	Letter of Transmittal and related instructions.(1)(2)
(a)(3)	Notice of Guaranteed Delivery.(1)(2)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.(1)(2)
(a)(5)	Summary Newspaper Advertisement to be published in The Wall Street Journal on November 6, 2009.(1)

Exhibit No.	Description
(a)(6)	Press release issued by the Partnership on July 29, 2009, entitled "OSG America L.P. Declares Regular Quarterly Distribution and Announces Sponsor's Intent to Tender for Public Units" (incorporated by reference to Exhibit 99.1 of the Partnership's Current Report on Form 8-K filed by the Partnership on July 30, 2009).
(a)(7)
Press release issued by the Partnership on September 24, 2009, entitled "OSG America Announces Increase in Proposed Tender Offer Price to $10.25 Per Unit" (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D-9 filed by the Partnership on September 24, 2009).
(a)(8)	Cornelius P. Dukelow v. OSG America, L.P. et al., Index No. 650580/2009E, Supreme Court of the State of New York (filed September 28, 2009).(1)
(a)(9)	Balanced Beta Fund v. Morten Arntzen, et al., Case No. 09-CA-025646, Circuit Court of the 13th Judicial District, Hillsborough County, Florida (filed October 8, 2009).(1)
(e)(1)
Amended and Restated Contribution, Conveyance and Assumption Agreement dated as of November 15, 2007 among OSG Bulk Ships, Inc., OSG Ship Management, Inc., OSGAMLP One Percent Interest Corporation, OSG America LLC, the Partnership and OSG America Operating Company LLC (filed as Exhibit 10.2 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(2)
Omnibus Agreement dated as of November 15, 2007 among Overseas Shipholding Group, Inc., OSG America LLC and the Partnership (filed as Exhibit 10.3 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(3)
Management Agreement dated as of November 15, 2007 among OSG Ship Management, Inc., the Partnership and the subsidiaries of the Partnership party thereto (filed as Exhibit 10.4 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(4)
Administrative Services Agreement dated as of November 15, 2007 between OSG Ship Management, Inc. and the Partnership (filed as Exhibit 10.5 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(5)
Director and Officer Indemnity Agreement—Morten Arntzen dated May 14, 2007 (filed as Exhibit 10.6.1 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(6)
Director and Officer Indemnity Agreement—Henry P. Flinter dated January 20, 2009 (filed as Exhibit 10.6.2 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(e)(7)
Director and Officer Indemnity Agreement—Myles R. Itkin dated May 14, 2007 (filed as Exhibit 10.6.3 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(8)
Director and Officer Indemnity Agreement—Robert E. Johnston dated May 14, 2007 (filed as Exhibit 10.6.4 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

Exhibit No.	Description
(e)(9)	Director and Officer Indemnity Agreement—Kathleen C. Haines dated November 9, 2007 (filed as Exhibit 10.6.5 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(10)
Director and Officer Indemnity Agreement—James G. Dolphin dated November 9, 2007 (filed as Exhibit 10.6.6 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(11)
Director and Officer Indemnity Agreement—Steven T. Benz dated November 9, 2007 (filed as Exhibit 10.6.7 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(12)
OSG America L.P. 2007 Omnibus Incentive Compensation Plan (filed as Exhibit 10.7 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(13)	Time Charter dated April 1, 2008 (filed as Exhibit 10.8 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(14)	Time Charter dated April 1, 2008 (filed as Exhibit 10.9 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(15)	Time Charter dated April 29, 2008 (filed as Exhibit 10.10 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(16)	Time Charter dated April 29, 2008 (filed as Exhibit 10.11 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(17)	Time Charter dated May 10, 2008 (filed as Exhibit 10.12 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(18)	Time Charter dated May 10, 2008 (filed as Exhibit 10.13 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(19)	Time Charter dated May 1, 2008 (filed as Exhibit 10.14 to the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(20)	Bareboat Charter dated November 22, 2008 (filed as Exhibit 10.15 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(g)	Not applicable

(1)
Incorporated by reference to the Schedule TO filed by OSG and OSG Bulk on November 5, 2009.

(2)
Included in materials mailed to Unitholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2009	OSG AMERICA L.P.
	By:	OSG America LLC, its general partner
	By:	/s/ JAMES G. DOLPHIN

	Name:	James G. Dolphin
	Title:	Director

Annex A

September 24, 2009

Conflicts Committee of the
Board of Directors of
OSG America L.L.C.
Two Harbour Place
302 Knights Run Avenue, Suite 1200
Tampa, Florida 33602

Members of the Conflicts Committee:

        On September 24, 2009, Overseas Shipholding Group, Inc. ("Purchaser"), communicated to the Conflicts Committee of the Board of Directors of OSG America L.L.C. (the "Committee"), the general partner of OSG America L.P. ("OSP"), its intention to commence an offer to purchase all of the outstanding common units (the "Units") of OSP at a purchase price of $10.25 per Unit (the "Consideration"), net to the holders (other than Purchaser and its affiliates) of the Units in cash, without interest (the "Offer"), upon the terms and subject to the conditions set forth in the draft (dated September 22, 2009) Offer to Purchase that was provided to us, including revisions thereto communicated orally to the Committee and to us (the "Offer to Purchase"). The terms and conditions of the Offer will be more fully set forth in the Schedule TO to be filed by the Purchaser with the Securities and Exchange Commission in connection with the commencement of the Offer.

        We note that the Offer to Purchase indicates that the Offer is conditioned upon, among other things, more than 4,003,166 Units being tendered and not withdrawn. If at least such number of Units is tendered and not withdrawn, Parent will own more than 80% of the outstanding Units and Parent will then be able to exercise its right pursuant to Section 15.01 of the amended and restated limited partnership agreement of OSP to purchase all of the Units that continue to remain outstanding after the Offer. The Offer to Purchase indicates that Parent expects to exercise such purchase right at such time as the price per Unit that Parent would be required to pay would be equal to the Consideration.

        You have requested our opinion, as of the date hereof, as to the fairness from a financial point of view, to the holders of the Units (other than Purchaser and its affiliates) of the Consideration to be paid to such holders in the Offer.

        In connection with this opinion, we have:

            (i)  reviewed the Offer to Purchase;

           (ii)  analyzed certain historical business and financial information relating to OSP;

          (iii)  reviewed various financial forecasts and other data provided to us by Purchaser relating to the business of OSP, including adjustments thereto made at the direction of the Committee;

          (iv)  held discussions with members of senior management of Purchaser with respect to the business and prospects of OSP;

           (v)  reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of OSP;

          (vi)  reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of OSP;

         (vii)  reviewed the historical stock prices and trading volumes of the Units; and

        (viii)  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of OSP, or concerning the solvency or fair value of OSP, and we have not been furnished with such valuation or appraisal. With respect to the financial forecasts that we have reviewed, we have assumed, with the consent of the Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Purchaser as to the future financial performance of OSP. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We note that the Committee previously directed us to prepare, as an alternative to earlier financial forecasts provided by Purchaser, a financial forecast. As a result of subsequent revisions to Purchaser's financial forecasts for OSP, the Committee directed us to utilize the forecasts provided by Purchaser, as revised, when conducting our analysis of the fairness of the Offer to the holders of Units.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Units may trade at any time.

        In rendering our opinion, we have assumed, with your consent, that the Offer will be consummated on the terms described in the Offer to Purchase, without any waiver or modification of any material terms or conditions. We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Committee has obtained such advice as it deemed necessary from qualified professionals.

        We express no view or opinion as to any terms or other aspects of the Offer (other than the Consideration to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to the compensation to any officers, directors or employees of any parties to the Offer, or class of such persons, relative to the Consideration or otherwise.

        Lazard Freres & Co. LLC is acting as financial advisor to the Committee in connection with the Offer and will receive a fee for our services, whether or not the Offer is consummated, a substantial portion of which is payable upon rendering this opinion. In addition, in the ordinary course of their respective businesses, Lazard Freres & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Freres & Co. LLC) and their respective affiliates may actively trade securities of OSP and/or the securities of Purchaser for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Freres & Co. LLC.

        In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with OSP, nor were we requested to consider, and our opinion does not address the relative merits of the Offer as compared to any other transaction or business strategy in which OSP might engage.

        Our engagement and the opinion expressed herein are for the benefit of the Committee and our opinion is rendered to the Committee in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any holder of Units as to how such holder should vote or act with respect to the Offer or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Units (other than Purchaser and its affiliates) in the Offer is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By:	/s/ JILL R. GOODMAN
Jill R. Goodman Managing Director
By:	/s/ JAMES L. KEMPNER
James L. Kempner Managing Director